UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        ADVANCED MARKETING SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)



               Delaware                                  95-3768341
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


                 5880 Oberlin Drive San Diego, California 92121
               (Address and Phone of Principal Executive Offices)

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       If this form relates                      If this form relates
       to the registration                       to the registration
       of a class of                             of a class of
       securities pursuant                       securities pursuant
       to Section 12(b) of                       to Section 12(g) of
       the Exchange Act and                      the Exchange Act and
       is effective                              is effective
       pursuant to General                       pursuant to General
       Instruction A.(c),                        Instruction A.(d),
       please check the                          please check the
       following box. |_|                        following box. |X|


Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered

            NONE                                        N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                         Rights to Purchase Common Stock
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

              On August 9, 2005, Advanced Marketing Services, Inc., a Delaware corporation (the "Company"), announced that its the Board of Directors adopted a stockholder rights plan to discourage abusive takeover tactics and to provide the Company's Board of Directors with sufficient time to respond appropriately to a takeover attempt and seek alternative opportunities, if appropriate, to maximize stockholder value. Under the rights plan, the Company will make a dividend distribution of one Common Stock purchase right (a "Right") for (i) each outstanding share of Common Stock, par value $0.001 per share, of the Company (the "Common Stock") outstanding at the close of business on August 22, 2005 (the "Record Date"), and (ii) each additional share of Common Stock which shall become outstanding between the Record Date and the earliest of the Distribution Date, the Expiration Date (as such terms are defined below) and the date, if any, on which such rights are redeemed. Each Right entitles the registered holder to purchase from the Company one one-tenth share of Common Stock at the price of $3.00 per one one-tenth of a share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

              In general, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock (provided that a person or entity holding 15% or more of the outstanding Common Stock as of August 9, 2005, will not be an Acquiring Person unless that person or entity subsequently acquires additional shares of the Common Stock) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of the Summary of Rights attached thereto.

              The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

              The Rights are not exercisable until the Distribution Date. The Rights will expire on August 9, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

              The Purchase Price payable, and the number and kind of shares or other securities covered by each Right, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock, or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

              The number of outstanding Rights and the number of one one-tenths of a share of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

              In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, such number of shares of common stock of the Principal Party (as defined in the Rights Agreement) as shall be equal to the result obtained by (x) multiplying the then current Purchase Price by the number of Units for which a Right is then exercisable and dividing that product by (y) 50 percent of the current market price per share of the common stock of the Principal Party (determined in the same manner as the current market price of Common Stock is determined under Section 11(d) of the Rights Agreement) on the date of consummation of such consolidation, merger, sale or transfer.

              At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Common Stock on the last trading day prior to the date of exercise.

              At any time prior to the close of business on the tenth day after the first date of public announcement of an acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend, reclassification or similar transaction occurring after the date hereof.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

              The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired.

The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by the Board of Directors. The Rights should also not interfere with any merger or other business combination approved by the Board of Directors, because the Board of Directors may, at its option, redeem all of the then-outstanding Rights at the redemption price.

              This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference herein as Exhibit 1.


Item 2.  Exhibits.

         The following exhibits are filed as a part of this registration statement:

Exhibit No.        Name of Item
-----------        ------------

    1. Rights Agreement, dated August 9, 2005, between Advanced Marketing Services, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the form of Right Certificate attached as Exhibit A (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 15, 2005).

    2. Summary of Rights to be sent to holders of shares of Common Stock of Advanced Marketing Services, Inc.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ADVANCED MARKETING SERVICES, INC.
Date:  August 22, 2005

                                                /s/ Gary Lloyd
                                    --------------------------------------------
                                                    Gary Lloyd
                                              Executive Vice President,
                                            General Counsel & Secretary

                                  EXHIBIT INDEX


Exhibit No.        Name of Item
-----------        ------------

    1. Rights Agreement, dated August 9, 2005, between Advanced Marketing Services, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the form of Right Certificate attached as Exhibit A (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 15, 2005).

    2. Summary of Rights to be sent to holders of shares of Common Stock of Advanced Marketing Services, Inc.